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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             CANNONDALE CORPORATION
  .............................................................................
                                (Name of Issuer)

                                  COMMON STOCK
  .............................................................................
                         (Title of Class of Securities)

                                    137798104
  .............................................................................
                                 (CUSIP Number)

               DAVID J. SHLADOVSKY, C/O KAIM NON-TRADITIONAL, L.P.
          1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
  .............................................................................
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   12/17/1999
  .............................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 137798104                   SCHEDULE 13D            PAGE 2 OF 8 PAGES
 ...............................................................................
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (A)    KAIM NON-TRADITIONAL, L.P.                       - 95-4486379
         (B)    RICHARD A. KAYNE                                 - ###-##-####
 ...............................................................................
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
 ...............................................................................
 3       SEC USE ONLY
 ...............................................................................
 4       SOURCE OF FUNDS*
 ...............................................................................
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
 ...............................................................................
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         (A)      IS A CALIFORNIA LIMITED PARTNERSHIP
         (B)      IS A U.S. CITIZEN
 ...............................................................................
                        7      SOLE VOTING POWER
                               (A) 0
NUMBER OF                      (B) 13,785
SHARES                 .......................................................
BENEFICIALLY            8      SHARED VOTING POWER
OWNED BY                       (A) 658,653
EACH REPORTING                 (B) 658,653
PERSON WITH            .......................................................
                        9      SOLE DISPOSITIVE POWER
                               (A) 0
                               (B) 13,785
                       .......................................................
                       10      SHARED DISPOSITIVE POWER
                               (A) 658,653
                               (B) 658,653
 ...............................................................................
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         (A) 658,653
         (B) 672,438
 ...............................................................................
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]
 ...............................................................................
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         (A) 8.79%
         (B) 8.98%
 ...............................................................................
12       TYPE OF REPORTING PERSON*
         (A) IA
         (B) IN
 ...............................................................................

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D

*********************

ITEM 1. SECURITY AND ISSUER

Common Stock, $0.01 par value.

           Cannondale Corporation
           16 Trowbridge Drive
           Bethel, CT  06801

ITEM 2.   IDENTITY AND BACKGROUND

a.        KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

          Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of KAIM Non-Traditional, L.P. (KAIM N-T, LP), a California limited partnership. KAIM N-T, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to various investment funds, including the following holders of the issuer's Common Stock: Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Offense Group Associates, L.P. and Opportunity Associates, L.P., each of which is a California limited partnership. KAIM N-T, LP also serves as investment adviser to other clients, some of which hold the issuer's Common Stock. The principal business address of KAIM, Inc., KAIM N-T, LP and the investment limited partnerships is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

          During the past five years, none of KAIM, Inc., KAIM N-T, LP, or the five investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.        RICHARD A. KAYNE

          Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Administrative Manager of Kayne Anderson Investment Management, LLC, a California limited liability company (KAIM, LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KAIM, LLC and KA are registered investment advisers. The principal business address of KAIM, LLC and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

          Mr. Kayne is the controlling shareholder (or member) of KAIM, Inc., KAIM, LLC and KA.

          During the past five years, none of Mr. Kayne, KAIM, LLC or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc., KA and KAIM, LLC. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

          JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

          DAVID E. GODDARD. Chief Financial Officer of KAIM, Inc. and KA.

          ALLAN M. RUDNICK. Chief Investment Officer and Manager of KAIM, LLC.

          HOWARD M. ZELIKOW. Vice President and Director of KAIM, Inc.

          ROBERT V. SINNOTT. Vice President of KAIM, Inc.

          JERRY R. WELCH. Vice President of KAIM, Inc.

          DAVID J. SHLADOVSKY. General Counsel and Secretary of KAIM, Inc. and
          KA.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership and other managed account funds were derived by a combination of cash and security contributions by limited partners or the managed account holder, as applicable.

ITEM 4.   PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. The reporting persons, on behalf of themselves and their managed accounts, will consider making further purchases or sales of the shares.

Consistent with such investment purposes, the reporting persons have had discussions with management of the issuer for their own diligence purposes. Such holders now anticipate increased dialogue with management to address means of maximizing long-term shareholder value in light of recent performance. Such holders also have had, and expect to continue to have, discussions with other stockholders regarding such matters from time to time.

The reporting persons did not acquire the shares with the purpose or effect of changing or influencing the control of the issuer. This report on Schedule 13D is filed nothwithstanding that the reporting persons may report alternatively on
Schedule 13G under Regulation 13d-1(b)(1).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

a. KAIM N-T, LP and Richard A. Kayne report beneficial ownership of 658,653 and 672,438 shares, representing 8.79% and 8.98% of the shares outstanding, respectively.

b. KAIM N-T, LP has shared voting and dispositive power (with Richard A. Kayne) over its 658,653 shares. Richard A. Kayne has sole voting and dispositive power over 13,785 shares and shared voting and dispositive power (with KAIM N-T, LP or KAIM, Inc.) over 658,653 shares, together representing 8.98% of the outstanding shares of the common stock of the issuer.

     The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly. The shares over which Mr. Kayne and KAIM N-T, LP have shared voting and dispositive power are held by accounts for which KAIM N-T, LP serves as investment adviser (and, in some cases, as general partner).

     KAIM N-T, LP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KAIM N-T, LP in such limited partnerships.

c. All transactions for the reporting parties were effected by KAIM N-T, LP through KA, as broker. Purchases of the shares were made as follows:


  Date              Type    # of shares     Price    Where/how transaction effected
  ----              ----    -----------     -----    ------------------------------
12-16-99            Sold       2,500        $6.33               Nasdaq
12-17-99            Sold       5,000        $6.27               Nasdaq
12-17-99            Sold       3,000        $6.27               Nasdaq
12-21-99            Sold      20,000        $6.08               Nasdaq
12-22-99            Sold       5,000        $6.05               Nasdaq
12-22-99            Sold       5,000        $6.05               Nasdaq
12-23-99            Sold      19,500        $5.99               Nasdaq
12-23-99            Sold       3,000        $5.99               Nasdaq
12-23-99            Sold       2,000        $5.99               Nasdaq
12-23-99            Sold       5,000        $5.99               Nasdaq
12-27-99            Sold      15,000        $5.99               Nasdaq
12-27-99            Sold       5,000        $5.99               Nasdaq
                              ------
                              90,000


Note: As part of the liquidation of the account, shares sold pursuant to unsolicited order from managed account held by client which has been agreed to be acquired.

d.   Not applicable

e.   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     December 27, 1999
----------------------------------------------------------
                           Date

                 /s/ RICHARD A. KAYNE
----------------------------------------------------------
                     Richard A. Kayne


KAIM NON-TRADITIONAL, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By: /s/ DAVID J. SHLADOVSKY
        --------------------------------------------------
        David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


         /s/ RICHARD A. KAYNE
         ----------------------------------------------
         Richard A. Kayne


         /s/ DAVID J. SHLADOVSKY
         ----------------------------------------------
         KAIM Non-Traditional, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner

                  EXHIBIT TO SCHEDULE 13D OF FILING CONCERNING
                             CANNONDALE CORPORATION



Filing Parties                                                Shares
--------------                                                ------

KAIM Non-Traditional, L.P.

    o    Managed Investment Limited Partnerships              553,653

    o    Other Managed Accounts                               105,000

Richard A. Kayne                                               13,785
                                                             --------
Total                                                         672,438




     12/27/99